# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMERICOLD REALTY TRUST, CIK 0001455863
CUSIP: 03064D108
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 10 Glenlake Pkwy., Suite 800 S. Tower, Atlanta, Georgia (GA), 30328
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005636
Filed by CIK 0001218333

## Reporting persons
- PRINCIPAL REAL ESTATE INVESTORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,939,340; sole dispositive power 0; shared dispositive power 7,939,340; aggregate amount beneficially owned 7,939,340 (2.8% of the class)
- PRINCIPAL GLOBAL INVESTORS: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 147,729; sole dispositive power 0; shared dispositive power 147,729; aggregate amount beneficially owned 147,729 (0.1% of the class)

## Item 1. Issuer
Name of issuer: AMERICOLD REALTY TRUST
Address of issuer's principal executive offices:
10 Glenlake Pkwy., Suite 800 S. Tower, Atlanta, GEORGIA
30328

## Item 2. Person Filing
Name of person filing:
PRINCIPAL REAL ESTATE INVESTORS LLC

PRINCIPAL GLOBAL INVESTORS
Address of principal business office or, if none, residence:
PRINCIPAL REAL ESTATE INVESTORS, LLC
711 HIGH STREET
DES MOINES, Iowa
50392-0300

PRINCIPAL GLOBAL INVESTORS
711 HIGH STREET
DES MOINES, Iowa
50392-0300
Citizenship:
PRINCIPAL REAL ESTATE INVESTORS LLC - DELAWARE

PRINCIPAL GLOBAL INVESTORS - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8,087,069
Percent of class: 2.9
Sole power to vote or to direct the vote:
PRINCIPAL REAL ESTATE INVESTORS LLC - 0

PRINCIPAL GLOBAL INVESTORS - 0
Shared power to vote or to direct the vote:
PRINCIPAL REAL ESTATE INVESTORS LLC - 7,939,340

PRINCIPAL GLOBAL INVESTORS - 147,729
Sole power to dispose or to direct the disposition:
PRINCIPAL REAL ESTATE INVESTORS LLC - 0

PRINCIPAL GLOBAL INVESTORS - 0
Shared power to dispose or to direct the disposition:
PRINCIPAL REAL ESTATE INVESTORS LLC - 7,939,340

PRINCIPAL GLOBAL INVESTORS - 147,729

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
This statement is filed by Principal Real Estate Investors LLC and Principal Global Investors LLC jointly pursuant to a Joint Filing Agreement, which is filed with this Schedule 13G as Exhibit 99.1.

## Signatures
- PRINCIPAL REAL ESTATE INVESTORS LLC: /s/ J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (11/04/2025)
- PRINCIPAL GLOBAL INVESTORS: /s/ J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (11/04/2025)